FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      For period ending November 8, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







                   BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically and provided to an RIS.


Date: 8 November 2007

Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            GlaxoSmithKline Share Option Plan - Ordinary Shares

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      -2,016,067
previous return:

Plus:  The amount by which the block scheme(s) has been    5,000,000
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          493,671
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   2,490,262
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000



                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an RIS.



Date: 8 November 2007


Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            GlaxoSmithKline Share Option Plan - ADS

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      -25,762,318
previous return:

Plus:  The amount by which the block scheme(s) has been    32,000,000
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          3,628,546
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   2,609,136
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000




                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an RIS.



Date: 8 November 2007


Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            Glaxo Wellcome UK Share Option Scheme

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      5,210,158
previous return:

Plus:  The amount by which the block scheme(s) has been    0
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          90,408
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   5,119,750
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000




                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically and provided to an RIS.


Date: 8 November 2007



Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            Glaxo Wellcome International Share Option Scheme

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      13,582,536
previous return:

Plus:  The amount by which the block scheme(s) has been    0
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          315,380
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   13,267,156
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an RIS.



Date: 8 November 2007


Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            Glaxo Group Limited Share Option Scheme

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      -679
previous return:

Plus:  The amount by which the block scheme(s) has been    679
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          0
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   0
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an RIS.



Date: 8 November 2007


Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            Glaxo Wellcome 1999 Share Option Plan

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      1,040,000
previous return:

Plus:  The amount by which the block scheme(s) has been    0
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          0
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   1,040,000
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an RIS.



Date: 8 November 2007


Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            SmithKline Beecham 1989 Executive Share Option Plan -
                                                           Approved - Ordinary Shares

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      241,549
previous return:

Plus:  The amount by which the block scheme(s) has been    0
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          37,307
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   204,242
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an RIS.



Date: 8 November 2007


Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            SmithKline Beecham 1989 Executive Share Option Plan -
                                                           Unapproved - ADS

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      275,420
previous return:

Plus:  The amount by which the block scheme(s) has been    0
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          0
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   275,420
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an RIS.



Date: 8 November 2007


Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            SmithKline Beecham 1989 Executive Share Option Plan -
                                                           Unapproved - Ordinary Shares

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      -63,812
previous return:

Plus:  The amount by which the block scheme(s) has been    163,812
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          0
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   100,000
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an RIS.



Date: 8 November 2007


Name of applicant:                                         GlaxoSmithKline plc

Name of scheme:                                            GlaxoSmithKline Savings Related Share Option Scheme

Period of return:                           From:          1 June 2007            To:        7 November 2007

Balance of unallotted securities under scheme(s) from      2,458,702
previous return:

Plus:  The amount by which the block scheme(s) has been    0
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          63,706
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   2,394,996
at end of period:


Name of contact:                                           Victoria Whyte

Telephone number of contact:                               020 8047 5000


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 8, 2007                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc